SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549




                                   FORM 11-K

             [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-2755

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997



                            GTE HOURLY SAVINGS PLAN


                                GTE CORPORATION

                               ONE STAMFORD FORUM

                          STAMFORD, CONNECTICUT  06904


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
GTE Hourly Savings Plan:


     We have audited the accompanying statements of net assets available for plan benefits, with fund information of the GTE Hourly Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits, with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The fund information in the statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                              ARTHUR ANDERSEN LLP
Stamford, Connecticut
June 22, 1998

                                                  GTE HOURLY SAVINGS PLAN
                         STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                                     DECEMBER 31, 1997
                                                   (thousands of dollars)

                                             Investments                Employee                 Employer            Total
                                           in Master Trust             Receivables              Receivable          Assets
FIDELITY FUNDS:

Equity-Income Fund                            $   66,140               $   229                  $    -           $   66,369
Overseas Fund                                     18,155                    89                       -               18,244
U.S. Equity Index Collective Trust Fund           86,068                   209                       -               86,277
Retirement Government Money Market Portfolio      53,234                   356                       -               53,590
Magellan Fund                                    102,869                   402                       -              103,271
Conservative Strategy Portfolio                   99,636                   118                       -               99,754
Conservative Growth Strategy Portfolio            36,561                   117                       -               36,678
Moderate Growth Strategy Portfolio                57,675                   227                       -               57,902
Long-Term Growth Strategy Portfolio               46,391                   190                       -               46,581
Aggressive Growth Strategy Portfolio               9,478                    77                       -                9,555

OTHER FUNDS:

MAS Fixed Income Portfolio                         1,425                     6                       -                1,431
Morgan Stanley Inst. Equity Growth Portfolio      11,018                    54                       -               11,072
Templeton Inst. Foreign Equity Fund                3,561                    21                       -                3,582
Templeton Inst. Emerging Markets Fund              2,098                    16                       -                2,114
Warburg Pincus Emerging Growth Fund                3,486                    20                       -                3,506
GTE Stock Portfolio                              553,151                   562                   23,214             576,927
PAYSOP Fund (Note 5)                             281,239                     -                       -              281,239
Loan Fund                                         72,496                     -                       -               72,496

    Total                                     $1,504,681                $2,693                  $23,214          $1,530,588




                               The accompanying notes are an integral part of this financial statement.

                                                  GTE HOURLY SAVINGS PLAN
                         STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                                     DECEMBER 31, 1996
                                                   (thousands of dollars)


                                             Investments                Employee                Employer          Total
                                           in Master Trust             Receivables             Receivable         Assets

FIDELITY FUNDS:

Equity-Income Fund                            $   47,010                $  182                 $   -           $   47,192
Overseas Fund                                     18,846                    94                     -               18,940
U.S. Equity Index Collective Trust Fund           60,974                   140                     -               61,114
Retirement Government Money Market Portfolio      46,819                   388                     -               47,207
Magellan Fund                                     86,899                   372                     -               87,271
Conservative Strategy Portfolio                  110,865                   118                     -              110,983
Conservative Growth Strategy Portfolio            33,704                   126                     -               33,830
Moderate Growth Strategy Portfolio                46,620                   195                     -               46,815
Long-Term Growth Strategy Portfolio               39,752                   175                     -               39,927

OTHER FUNDS:

GTE Stock Portfolio                              528,150                   545                  22,303            550,998
PAYSOP Fund (Note 5)                             266,801                   -                       -              266,801
Loan Fund                                         66,828                   -                       -               66,828

    Total                                     $1,353,268                $2,335                 $22,303         $1,377,906









                               The accompanying notes are an integral part of this financial statement.
                                                  GTE HOURLY SAVINGS PLAN
                   STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                                                   (thousands of dollars)

                                                                         Fidelity Funds
                                                                         U.S. Equity      Retirement
                                                Equity-                     Index         Government
                                                Income     Overseas       Collective     Money Market     Magellan
                                                 Fund        Fund        Trust Fund       Portfolio         Fund

Interest and Dividends                          $ 3,585     $   886        $     -        $ 2,543         $  6,575

Net Investment Gain (Loss) (Note 2)              11,153         989         20,722              -           14,829

Contributions (Note 3):
  Employee                                        5,512       2,331          4,799          9,386            9,763
  Employer                                            -           -              -              -                -

Transfers (To) From Other Plans (Note 5)         (1,675)       (869)        (3,591)        (2,140)          (3,373)

Net Transfers Between Funds                       5,934      (2,562)         8,734          2,759           (4,526)

Participant Loans:
  Repayments                                      1,339         588          1,009          4,526            2,802
  Withdrawals                                    (1,570)       (619)        (1,584)        (3,320)          (3,009)

Withdrawals and Terminations                     (5,101)     (1,440)        (4,926)        (7,371)          (7,061)

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING THE YEAR    19,177        (696)        25,163          6,383           16,000

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                  47,192      18,940        _61,114         47,207           87,271

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                       $66,369     $18,244        $86,277        $53,590         $103,271

                                   The accompanying notes are an integral part of this financial statement.
                                                  GTE HOURLY SAVINGS PLAN
                   STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                                                   (thousands of dollars)


                                                                            Fidelity Funds
                                                                Conservative    Moderate     Long-Term     Aggressive
                                                Conservative       Growth        Growth        Growth        Growth
                                                  Strategy        Strategy      Strategy      Strategy      Strategy
                                                 Portfolio       Portfolio     Portfolio      Portfolio     Portfolio

Interest and Dividends                           $     -          $     -        $     -      $     -      $      -

Net Investment Gain (Loss) (Note 2)                6,671            4,077          8,621        7,243           856

Contributions (Note 3):
  Employee                                         3,101            3,000          5,656        4,811         1,335
  Employer                                             -                -              -            -             -

Transfers (To) From Other Plans (Note 5)          (3,509)          (1,076)        (1,468)      (1,995)          (87)

Net Transfers Between Funds                       (5,688)             281          1,892         (477)        7,678

Participant Loans:
  Repayments                                         944              821          1,327        1,094           239
  Withdrawals                                     (2,130)            (873)        (1,328)      (1,099)         (223)

Withdrawals and Terminations                     (10,618)          (3,382)        (3,613)      (2,923)         (243)

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING THE YEAR    (11,229)           2,848         11,087        6,654         9,555

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                  110,983           33,830         46,815       39,927             -

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                        $99,754          $36,678        $57,902      $46,581        $9,555

                                           The accompanying notes are an integral part of this financial statement.
                                                  GTE HOURLY SAVINGS PLAN
                   STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                                                   (thousands of dollars)


                                                                                Other Funds
                                                                Morgan Stanley     Templeton       Templeton       Warburg
                                                 MAS Fixed      Inst. Equity     Inst. Foreign   Inst. Emerging     Pincus
                                                  Income           Growth           Equity          Markets        Emerging
                                                 Portfolio        Portfolio          Fund            Fund        Growth Fund

Interest and Dividends                            $    86           $ 1,415           $  159         $  118          $  207

Net Investment Gain (Loss) (Note 2)                    (8)              552               74           (639)             83

Contributions (Note 3):
  Employee                                            101             1,056              420            354             301
  Employer                                              -                 -                -              -               -

Transfers (To) From Other Plans (Note 5)              (18)             (228)             (49)          (106)              3

Net Transfers Between Funds                         1,301             8,575            3,073          2,470           2,977

Participant Loans:
  Repayments                                           17               209               84             63              62
  Withdrawals                                         (23)             (183)             (68)           (79)            (74)

Withdrawals and Terminations                          (25)             (324)            (111)           (67)            (53)

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING THE YEAR       1,431            11,072            3,582          2,114           3,506

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                         -                 -                -              -               -

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                          $1,431           $11,072           $3,582         $2,114          $3,506

                                           The accompanying notes are an integral part of this financial statement.
                                                   GTE HOURLY SAVINGS PLAN
                   STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                                                   (thousands of dollars)

                                                               Other Funds
                                                  GTE
                                                 Stock           PAYSOP             Loan
                                               Portfolio          Fund              Fund          Total

Interest and Dividends                         $ 19,923        $  7,057           $ 5,175      $   47,729

Net Investment Gain (Loss) (Note 2)              73,217          33,020                 -         181,460

Contributions (Note 3):
  Employee                                       14,606               -                 -          66,532
  Employer                                       23,227               -                 -          23,227

Transfers (To) From Other Plans (Note 5)        (20,971)          2,023            (3,561)        (42,690)

Net Transfers Between Funds                     (31,975)           (446)                -               -

Participant Loans:
  Repayments                                     18,429               -           (33,553)              -
  Withdrawals                                   (23,741)              -            39,923               -

Withdrawals and Terminations                    (46,786)        (27,216)           (2,316)       (123,576)

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING THE YEAR    25,929          14,438             5,668         152,682

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                 550,998         266,801            66,828       1,377,906

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                      $576,927        $281,239           $72,496      $1,530,588

                                    The accompanying notes are an integral part of this financial statement.

                              GTE HOURLY SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS



(1) Description of the Plan:

Eligibility

      The GTE Corporation ("GTE") GTE Hourly Savings Plan (the "Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides eligible employees of GTE and its subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

      The Plan is generally available to any eligible employee as defined by the plan document, of GTE or a Participating Affiliate, who either is in a unit covered by a collective bargaining agreement that provides for participation in the Plan, or is a nonunion hourly-paid employee that GTE or a Participating Affiliate has agreed, by resolution of its board of directors, to co-sponsor under the Plan. To the extent expressly provided in any written separation policy of GTE or a Participating Affiliate, eligible employee also includes any former employee of GTE or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.

      An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Vesting and Investment Choices

      Matching contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service with GTE or a Participating Affiliate. For participants with less than five years of service, matching contributions vest 50% immediately and 50% 24 months after the contributions were made. Forfeitures of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

      Each participant directs their contributions to be invested in one of the following current investment options: five Fidelity funds, five Fidelity strategy portfolios, five other funds and portfolios, the GTE stock portfolio or in any combination of these funds and portfolios. Participants are permitted to make changes to their investment choices on a daily basis. A description of the investment choices follows:

           a. Fidelity Equity-Income Fund - invests primarily in corporate common and preferred stock, with up to 20% of the fund invested in bonds and convertible securities.

           b. Fidelity Overseas Fund - invests primarily in foreign securities whose principal activities are outside the United States and also invests in public and private bonds (both foreign and domestic), bank deposits and money market instruments denominated in United States dollars or foreign currencies.
                          GTE HOURLY SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS - (Continued)


           c. Fidelity U.S. Equity Index Collective Trust Fund - invests in commingled funds seeking to provide results that correspond to the total return performance of common stocks publicly traded in the United States as represented by the Standard & Poor's 500 Composite Stock Price Index.

           d. Fidelity Retirement Government Money Market Portfolio - invests in high-quality money market instruments and obligations issued or guaranteed by the United States government or its agencies.

           e. Fidelity Magellan Fund - invests primarily in stocks and securities convertible into common stock of United States and foreign companies and in high yield securities, options and futures contracts related to securities in the portfolio.

           f. Fidelity Conservative Strategy Portfolio - invests 100% of its assets in an underlying portfolio of fixed-income securities, including investment contracts and bonds.

           g. Fidelity Conservative Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of fixed-income securities including investment contracts and bonds, with the remaining 25% invested in a portfolio of United States equities.

           h. Fidelity Moderate Growth Strategy Portfolio - invests approximately 50% of its assets in a portfolio of United States equities. The remaining 50% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

           i. Fidelity Long-Term Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of equity securities consisting of a combination of United States equities (50%) and international equities (25%). The remaining 25% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

           j. Fidelity Aggressive Growth Strategy - invests 70% of its assets in equities of United States companies with capitalizations ranging from large to small. The remaining 30% is invested in companies in both developed and emerging markets.

           k. MAS Fixed Income Portfolio - invests in a variety of bonds including United States government or agency securities, corporate bonds, international bonds and mortgage securities.

           l. Morgan Stanley Institutional Equity Growth Portfolio - invests at least 65% of its assets in equity securities, including common and preferred stocks, convertible securities, and rights and warrants to purchase common stocks. Up to 25% of the funds assets may be invested in foreign securities.

           m. Templeton Institutional Foreign Equity Fund - invests at least 65% of its assets in equity securities, which include common and preferred stock, securities convertible into common and preferred stock and warrants or rights to subscribe to or purchase such securities. Up to 35% may be invested in debt securities.
                                GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS (continued)


           n. Templeton Institutional Emerging Markets Fund - invests at least 65% of its assets in emerging market equity securities. The fund considers countries having emerging markets to be all countries that are generally considered to be developing or emerging countries by the international financial community. Up to 35% of the funds assets may be invested in debt securities.

           o. Warburg Pincus Emerging Growth Fund - invests at least 65% of its assets in common stocks or warrants of emerging growth companies. Emerging growth companies are small or medium-sized companies that have passed their start-up phase and show positive earnings and prospects of achieving significant profit and gain in a relatively short period of time.

           p. GTE Stock Portfolio - invests principally in GTE common stock, but may also invest a portion in short-term money market instruments.

           q. PAYSOP Fund - comprised of GTE common stock and a small amount of cash. The only participant directed funds are those which were contributed by participants between the years 1979 and 1982. All other contributions were made by GTE. Participants cannot borrow from this fund; however, its balance is used to determine a maximum loan amount available to participants.

      The Savings Plan Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any of the investment options, and may add other funds as a current investment option.

Participant Loans

      A loan feature is available to participants which permits borrowing up to 50% of a participant's vested balance, subject to certain limitations. The primary assets of the Loan Fund are promissory notes executed by participants who have taken loans.

      Interest rates on loans are equal to the prime interest rate on the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest are reinvested according to the participants' current investment choices. Short-term loans are from six months to five years; long-term loans for the purchase of a primary residence are from five to twenty years.

Master Trust

      The Plan participates in the GTE Master Savings Trust (the "Master Trust") and, along with the GTE Savings Plan ("Savings Plan") owns a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. At December 31, 1997 and 1996, the Plan owned approximately 22% of the assets in the Master Trust. Interest and dividends along with net investment gains or losses are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios (see Note 6).




                            GTE HOURLY SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (continued)

Trustee

      Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan and related funds and portfolios, including fees and expenses of the Trustee, are charged to the participants' accounts. GTE Service Corporation, a subsidiary of GTE, is the plan administrator.

Plan Modification

      GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will become fully vested.

      Effective January 1, 1997, participants may elect to have dividends on GTE common stock paid in cash rather than reinvested in the Plan. Also, GTE has enhanced the Plan to 16 investment choices from the 10 prior investment choices. The investment choices added are as follows: The Fidelity Aggressive Growth Strategy, MAS Fixed Income Portfolio, Morgan Stanley Institutional Equity Growth Portfolio, Templeton Institutional Foreign Equity Fund, Templeton Institutional Emerging Market Fund and Warburg Pincus Emerging Growth Fund.

 (2)   Accounting Policies:

      The accompanying financial statements have been prepared in accordance with generally accepted accounting principles which require that estimates and assumptions be made that affect reported amounts. Actual results could differ from those estimates. Certain reclassifications have been made to prior-year data to conform to the current year presentation.

      Investments are generally stated at market value determined from publicly stated price information, if available; otherwise, the estimated fair value is used. Guaranteed investment contracts are stated at cost plus accrued interest. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year end as well as realized gains and losses on investments sold during the year. Net unrealized and net realized gains and losses are based on the changes in value of the investments at the beginning of the Plan year or at the time of purchase if acquired during the Plan year. For 1997, the GTE Stock Portfolio, had a realized loss of $10.4 million and an unrealized gain of $83.6 million.

(3)   Contributions:

      The Plan is funded by employee contributions up to a maximum of 16% of compensation and by company matching contributions in shares of GTE common stock ranging from 50% to 75%, depending on the collective bargaining agreement, of the initial 6% of the participants' contributions not withdrawn during the Plan year. The company matching contributions are credited following the close of each calendar year to the accounts of participants who have not terminated their active participation. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After Tax Contributions"). Each participant's Elective Contributions for the 1997 Plan year was limited to $9,500. The total amount of Elective Contributions, After-Tax Contributions and company matching contributions and certain forfeitures that may be allocated to a Plan
                                HOURLY SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS (continued)

participant for the 1997 Plan year was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such GTE contributions were based was limited to $160,000.

      GTE matching contributions are made in GTE common stock and in general, participants cannot redirect these shares into other investment choices. For the 1997 Plan year, total company matching contributions of 430,130 shares of GTE common stock were made with a market value at date of contribution of $23.2 million.

(4)   Tax Status:

      The Plan is a qualified profit sharing plan under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended, ("the Code") and consequently is exempt from income tax. Management has received a determination letter from the Internal Revenue Service to the effect that the Plan, as amended, qualifies under Sections 401(a), 401(k), and 501 of the Code.

(5)   Transfers (To) From Other Plans:

            In 1997, transfers out of the Plan consist primarily of assets of participants who became eligible to participate in the Savings Plan.

            Effective November 15, 1996, a portion of the GTE Consolidated Employee Stock Ownership Plan (the "PAYSOP") was merged into the Plan. Accordingly, approximately 5.4 million shares of GTE common stock with an approximate market value of $242 million and a small amount of cash was transferred into the Plan. All participants in the PAYSOP are fully vested. The only participant directed funds are those which were contributed by participants between 1979 and 1982. All other contributions, in the form of GTE common shares, were made by GTE. Participants may elect to reinvest dividends or receive them in cash. Participants cannot borrow from this account; however, the balance is used to determine a maximum loan amount available to participants.

(6)   GTE Master Savings Trust:

      The plans participating in the Master Trust include the GTE Savings Plan; GTE Hourly Savings Plan; AGCS Savings Plan (limited participation) and AGCS Hourly Savings Plan (limited participation). Effective June 30, 1997 AGCS elected to terminate its limited participation in the Master Trust. Accordingly its net assets were transferred to the AGCS Master Trust.

      In the Master Trust, funds are invested in contracts with insurance companies which represented 68% of the conservative pool consisting of 71 investment contracts held with 25 insurance companies. These insurance companies, excluding Mutual Benefit Life Insurance Company ("Mutual Benefit") discussed below, were rated AA- or better by Standard & Poor's as of December 31, 1997 and 1996. The contracts are included in the financial statements at contract value, approximately $603 million, which approximates fair value, as reported by the insurance companies.

      Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting interest rate. Limitations on guarantees for normal investment contracts are dependent on the creditworthiness of the insurance company. Synthetic investment contracts ("Synthetics") are determined by an internal rate of return calculation
                               GTE HOURLY SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS (continued)

that equates market value and book value at the expected average life of the securities. The Synthetics interest rate is reset quarterly but has no minimum crediting rate. Limitations on Synthetics are dependent upon the credit quality of the underlying securities.

      The investment contracts had average yields of 6.8% and 7.0% at December 31, 1997 and 1996, respectively. The crediting interest rate for the investment contracts, excluding Mutual Benefit, had a range from 5.56% to 7.45% and 5.28% to 8.56% at December 31, 1997 and 1996 respectively. The investment contracts have scheduled maturities from January 6, 1998 to March 5, 2002.

      At December 31, 1997, the income pool had an investment contract with Mutual Benefit which represented approximately 5% of the conservative pool's investments and approximately 1% of the Master Trust investments. At December 31, 1997, this investment is carried at contract value of $40.7 million in the Master Trust. On July 15, 1991, the Board of Directors of Mutual Benefit asked the New Jersey Department of Insurance to place Mutual Benefit into rehabilitation. On January 15, 1993, Mutual Benefit filed its First Amended Plan of Rehabilitation which was approved by the Superior Court of New Jersey effective May 2, 1994. GTE participated in the plan and received a new contract which preserves principal and extends maturities, with minimum interest and premium payments over the rehabilitation period. During 1997 the contract was credited with interest at 6.35% for the period from January 1, 1997 to June 30, 1997; and at 9.75% for the period from July 1, 1997 to December 31, 1997. In each subsequent year, the contract balance will earn an annual rate of interest that can be adjusted each year, or more often under certain circumstances, and will be determined by a formula based on the investment performance of the assets which support the GTE contract. There is no reserve held for resolution of the rehabilitation.

      The following schedules reflect the Master Trust net investments by fund as of December 31, 1997 and 1996 and investment income for the year ended December 31, 1997:


                           GTE HOURLY SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


                                                       December 31,
Investments in Master Trust:                      1997             1996
                                                  (thousands of dollars)
Fidelity funds:

Equity - Income Fund                                     $  405,308     $
303,235

Overseas Fund                                            113,064
125,478

U.S. Equity Index Collective Trust Fund                  358,229
241,454

Retirement Government Money Market Portfolio             157,201
137,236

Magellan Fund                                            521,831
454,381

Conservative Strategy Portfolio                          427,254
481,725

Conservative Growth Strategy Portfolio                   260,408
257,709

Moderate Growth Strategy Portfolio                       417,013
379,793

Long-Term Growth Strategy Portfolio                      333,442
312,522

Aggressive Growth Strategy Portfolio                     58,325         -


Other funds:

MAS Fixed Income Portfolio                               11,355         -

Morgan Stanley Inst. Equity Growth Portfolio             58,832         -

Templeton Inst. Foreign Equity Fund                      29,604         -

Templeton Inst. Emerging Markets Fund                    12,377         -

Warburg Pincus Emerging Growth Fund                      26,805         -

GTE Stock Portfolio                                      1,659,221
1,651,259

ESOP Shares Fund Allocated                               373,446
288,215

ESOP Shares Fund Unallocated                             761,520
741,506

PAYSOP Fund                                              557,894
539,904

Loan Fund                                                   197,161
183,536

    Total                                                $6,740,290
$6,097,953
                             GTE HOURLY SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS (Continued)


                                             Year Ended December 31, 1997
                                             Dividends      Net Investment
                                             & Interest       Gain (Loss)
Investment Income in Master Trust:               (thousands of dollars)

Fidelity funds:

Equity - Income Fund                                     $   22,112     $
69,651

Overseas Fund                                            5,583
6,352

U.S. Equity Index Collective Trust Fund                  -
83,950

Retirement Government Money Market Portfolio             7,347          -

Magellan Fund                                            33,433
75,792

Conservative Strategy Portfolio                          -
28,895

Conservative Growth Strategy Portfolio                   -
30,379

Moderate Growth Strategy Portfolio                       -
65,966

Long-Term Growth Strategy Portfolio                      -
54,231

Aggressive Growth Strategy Portfolio                     -
5,850



Other funds:

MAS Fixed Income Portfolio                               663            (68)

Morgan Stanley Inst. Equity Growth Portfolio             7,590
2,886

Templeton Inst. Foreign Equity Fund                      1,327          603

Templeton Inst. Emerging Markets Fund                    715
(3,674)

Warburg Pincus Emerging Growth Fund                      1,581          994

GTE Stock Portfolio                                      57,233
221,627

ESOP Shares Fund Allocated                         13,840         65,288

ESOP Shares Fund Unallocated                       28,991         80,508

PAYSOP Fund                                              13,755
68,447

Loan Fund                                                  14,066
-

Total                                                     $208,236
$857,677


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                     GTE HOURLY SAVINGS PLAN
                                         (Name of Plan)



Date     June 26, 1998                                 By         Paul R.
Shuell
                                                  (Paul R. Shuell)
                                            Vice President and Controller








                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


    As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into GTE
Corporation's previously filed Registration Statements on Form S-8 (File Nos. 33-65025 and 33-46612).






                                       ARTHUR ANDERSEN LLP


Stamford, Connecticut
June 26, 1998